ONE Gas, Inc.

December 23, 2013

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0404

Re:	ONE Gas, Inc.

Pre-effective Amendment No. 1 to Registration Statement on Form 10-12B

Filed November 21, 2013

File No. 001-36108

Dear Ms. Thompson:

This letter is to respond to the Securities and Exchanges Commission Staff’s letter of comment dated December 16, 2013, concerning the referenced filing of ONE Gas, Inc.

Exhibit 99.1 – Preliminary Information Statement of ONE Gas, Inc., subject to completion, dated October 1, 2013

The Separation, page 7

1.	We note your response to comment 4 in our letter dated October 30, 2013. Please clarify whether ONEOK will transfer all or a portion of the assets and liabilities of its natural gas distribution business to you. As applicable, please revise to disclose the factors ONEOK considered in determining those assets and liabilities to transfer to you in connection with the spin-off as well as the factors it considered in determining to retain any assets and liabilities of its natural gas distribution business.

Response: ONEOK will transfer all of the assets and liabilities primarily related to its natural gas distribution business to us. Cash and certain corporate assets, such as office space in the corporate headquarters and certain information technology hardware and software, will not be transferred to ONE Gas; however, the Transition Services Agreement between ONEOK and ONE Gas will provide ONE Gas with access to such corporate assets as necessary to operate its business for a period of time to enable ONE Gas to obtain the applicable corporate assets. In response to the Staff’s comment, we have revised the disclosure on pages 7, 12, 60, F-2 and F-7 of the Information Statement.

Ms. Jennifer Thompson

December 23, 2013

Incurrence of Debt, page 46

2.	We note your response to comment 10 in our letter dated October 30, 2013. Please elaborate on the consequences to your company of incurring $1.2 billion in debt.

Response: We do not expect the incurrence of $1.2 billion of debt to negatively impact our financial flexibility or our ability to invest in rate base and pay dividends pursuant to our dividend policy. In response to the Staff’s comment, we have revised the disclosure on page 48 of the Information Statement.

Unaudited Pro Forma Financial Statements

Notes to Unaudited Pro Forma Financial Statements

2. Pro Forma Adjustments, page F-8

3.	We note your response to comment 29 in our letter dated October 30, 2013. Your current disclosures at the top of page F-8 indicate that you “expect” the transfer of employees will include assets and liabilities related to employee benefit plans and postretirement benefit plans, but the final allocation of these assets and liabilities to ONE Gas and the specific employees that will be transferred to ONE Gas are still unknown. Your current disclosure indicates a high level of uncertainty around the assets and liabilities related to employee benefit plans and postretirement benefit plans that will be transferred to ONE Gas, such that it is unclear to us how you determined that the amounts presented in your pro forma financial statements are factually supportable or objectively determinable. If, as indicated in your response to our comment, you have filed an agreement as an exhibit to this Form 10 that specifies the assets and liabilities that will be transferred to ONE Gas and you do not expect any material changes to the allocation specified in that agreement, you should revise your disclosure to disclose this information and remove the language signaling a high level of uncertainty around the amount of assets and liabilities that will be transferred to ONE Gas.

Response: We have revised our disclosures to reference the Employee Matters Agreement and indicate we do not expect any material changes to the allocation specified in that agreement. The Information Statement has been revised on page F-8 in response to the Staff’s comment.

4.

We note your response to comment 30 in our letter dated October 30, 2013. Given that you do not appear to have a commitment for the $1.2 billion of fixed rate notes that you intend to issue, please explain to us in detail how you determined that this amount of debt and the related interest expense are factually supportable and objectively determinable. Your response should clarify any agreements or draft agreements related to the reorganization that specify the amount of debt you will issue. If the amount is not quantified in an agreement, you should explain to us in detail how you determined this amount and the factors that could make the actual amount issued differ from the expected amount of $1.2 billion to support your assertion that the amount is factually supportable and objectively determinable. If you can support that the amount of debt is factually

Ms. Jennifer Thompson

December 23, 2013

supportable and objectively determinable, you should explain how an interest rate based on an assumed investment grade credit rating and an approximate credit spread over the relevant benchmark rate is factually supportable and objectively determinable. Generally, we believe pro forma interest rates should be based on either your current interest rate or the interest rate for which you have a commitment. To the extent you conclude the amount of debt and/or the interest rate are not factually supportable and are not appropriate to include on the face of the pro forma financial statements, please disclose your quantified estimates of these items, the assumptions behind your quantified estimates, and any relevant sensitivity information within the footnotes to your pro forma financial statements to provide your investors with your best estimate of the impact of these expected material future transactions.

Response: The Information Statement has been revised on page F-9, with conforming changes made elsewhere as applicable, to exclude from the face of the pro forma financial statements the amount of debt and interest expense associated with our expected issuance of debt securities. We have included in the notes to the pro forma financial statements a description of our intent to issue approximately $1.2 billion in debt securities after the effectiveness of the registration statement in connection with the separation. We also disclose that we estimate the expected debt issuance will have a weighted-average interest rate of 4.6 percent before issuance costs and fees. The estimated interest rate reflects an assumed investment-grade credit rating and an approximate credit spread over the relevant benchmark rate based on consultation with our external financial advisers and market rates for similar debt instruments with ratings from recognized rating agencies similar to those we expect to receive for our debt securities

ONE Gas Predecessor Annual Audited Financial Statements, page F-14

Statements of Cash Flows, page F-18

5.	We note your response to comment 37 in our letter dated October 30, 2013, as well as your disclosure on page F-29 that the balance of your asset removal cost regulatory liability was $29,526 thousand and $34,390 thousand as of December 31, 2012, and 2011, respectively, a $4,864 thousand decrease. You present a decrease in cash flows from operating activities of $47,658 thousand for fiscal year 2012 within the changes in assets and liabilities section of your statement of cash flows due to asset removal costs. As it appears that the non-cash expense related to asset removal costs are included in the depreciation and amortization line item within operating activities, please tell us if this line item represents actual removal costs paid during the period. If our understanding is correct, please confirm, otherwise explain in detail what this line item represents. Additionally, please explain in detail and show us how this amount is calculated.

Response: We confirm the non-cash asset removal costs are included in depreciation and amortization expense, and that the decrease in cash flows from operating activities of $47,658 thousand for fiscal year 2012 represents actual removal costs paid during the period.

Ms. Jennifer Thompson

December 23, 2013

Notes to Financial Statements, page F-20

Note 1. Summary of Significant Accounting Policies, page F-20

6.	We note that your response to comment 34 in our letter dated October 30, 2013 only included information related to your anticipated debt agreements. Please tell us whether there are any other factors that would restrict either the ability to declare dividends in the future or the amount thereof. In your response, please specifically tell us what regulatory constraints exist, if any. To the extent any such restrictions are significant; please disclose them, including their sources, pertinent provisions, and the amount of your retained earnings or net income that is restricted. Refer to Rule 4-08(e) of Regulation S-X.

Response: There are no significant other factors or regulatory constraints that would restrict our ability to declare dividends in the future. The declaration and payment of any dividend in the future will be subject to the sole discretion of our board of directors as noted in our dividend policy on page 56.

* * * * * * * * * *

ONE Gas, Inc. hereby acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope this additional information is helpful to the review team. Please contact me at (918) 588-7942, if you need clarification or additional information.

Sincerely,

/s/ Curtis L. Dinan
Curtis L. Dinan
Senior Vice President, Chief Financial Officer & Treasurer